Confidential Treatment
Requested by JPMorgan Chase & Co.

May 4, 2006
Ms. Joyce Sweeney, Accounting Branch Chief
Ms. Sharon M. Blume, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002
Mail Stop 4561

Re:	JPMorgan Chase & Co. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 9, 2006 File No. 1-5805
Dear Ms. Sweeney and Ms. Blume:
     JPMorgan Chase & Co. (the “Company”) hereby submits this letter to respond to comments by the Staff of the Securities and Exchange Commission contained in your letter dated April 11, 2006 addressed to the undersigned.
     To assist in your review of our responses, we have set forth below in full the comments contained in the letter, together with our responses to such comments.
     The Company hereby requests that the Securities and Exchange Commission afford confidential treatment, pursuant to Rule 83, of the indicated portions of responses to Comments 1 and 3 of the letter.
Form 10-K for Fiscal Year Ended December 31, 2005
Consolidated Financial Statements
Statements of Cash Flows, page 90
1.	We note that you report cash flows from sales and securitizations of loans as investing activities. Please tell us how you determined that these cash flows should be reported as investing, rather than operating activities. Describe the nature of the loans sold and securitized and when you make that determination to classify loans as held-for-sale, specifically at or subsequent to origination. Refer to paragraph 9 of SFAS 102.

Confidential Treatment
Requested by JPMorgan Chase & Co.

Loans that are originated or purchased by the Firm and that management has the intent and ability to hold for the foreseeable future are classified in the accrual loan portfolio and are reported at the principal outstanding, net of the allowance for loan losses, unearned income and any net deferred loan fees. Loans that are either originated or purchased by the Firm and that management intends to sell or to securitize are classified as held-for-sale and are carried at the lower of cost or fair value, with valuation changes recorded in noninterest revenue.

A loan may be transferred from the accrual portfolio to the held-for-sale portfolio due to changes in the composition of the loan portfolio, changes in the current market environment, for capital optimization purposes, and in response to the Firm’s risk management strategy. Prior to transfer, management demonstrates and documents its intent to sell or to securitize the loan. Documentation may include confirmation of management’s intent to sell a loan, a business purpose for selling the loan, or other relevant information regarding the loan sale such as the amount of the loan to be sold and loan pricing.

JPMorgan Chase securitizes and sells various consumer loans (such as consumer real estate, credit card and automobile loans) as well as certain wholesale loans (primarily real estate) originated by the Investment Bank (IB). All IB activity is collectively referred to below as Wholesale activities.

Consumer
•	Residential Mortgages
At the time the Firm originates or purchases residential mortgages it does so with either the intent to securitize/sell the loans or to hold the loans. Approximately 20% of the Firm’s portfolio of residential mortgages is purchased from third-party financial institutions. Residential mortgages that are originated or purchased with the intent to sell are classified as held-for-sale at origination or purchase date. Residential mortgages originated or purchased by the Firm that the Firm intends to hold are recorded in the accrual loan portfolio. The decision to sell the loan or hold the loan at origination or purchase date is based on the mortgage type. Generally, fixed-rate residential mortgages are originated or purchased with the intent to securitize/sell and are classified as held-for-sale. Adjustable rate mortgages (ARMs) are originated or purchased with the intent to hold the loans in the accrual portfolio.

There may be circumstances in which the Firm decides to transfer residential mortgage loans from the accrual portfolio to the held-for-sale portfolio. The decision to transfer certain mortgage loans from the accrual portfolio to the held-for-sale portfolio is based on the Firm’s risk management (e.g., to reduce market risk or product type concentrations) and capital optimization strategies. The Firm executed

Confidential Treatment
Requested by JPMorgan Chase & Co.

one such transfer during 2005 due to the concentration of certain mortgage products in the accrual portfolio. [Redacted]

Total residential mortgages classified as held-for-sale were $13.7 billion at December 31, 2005.

•	Credit Card
The Firm originates credit card receivables with the intent to hold them in the Firm’s accrual loan portfolio. After the origination of the account, depending upon account performance and status, a decision is made whether to transfer the account and related receivable into the securitization trust. If the account and related receivable are transferred into the securitization trust, then the Firm’s Seller’s Interest in the securitization trust, which is classified in Loans on the consolidated balance sheet, increases by the amount of the related receivable balances transferred. The subsequent decision to securitize credit card receivables from the Seller’s Interest is dependent upon the Firm’s risk management strategies and liquidity requirements at that specific time.

•	Auto
The Firm originates auto loans with the intent to hold them in the Firm’s accrual loan portfolio. A decision to sell or to securitize auto loans is made after the origination of the loans based on the Firm’s capital optimization, liquidity management, and risk management strategies, as well as upon market opportunities at the specific time. Once the decision is made to sell or to securitize the loans, they are transferred to the held-for-sale portfolio.

Auto Finance completed two auto securitizations in 2005. The first involved a transfer of $2.8 billion of loans to the held-for-sale portfolio, representing approximately 6% of the accrual portfolio at the time of transfer. The second involved a transfer of $1.6 billion of loans to the held-for-sale portfolio, representing 4% of the accrual portfolio at the time of transfer. There were no auto loans designated as held-for-sale at December 31, 2005.

•	Education The Firm originates education loans with the intent to sell the loans.

[Redacted]
Wholesale
•	Commercial and residential mortgages/CLO warehouses
The IB originates commercial mortgage loans with the intent to securitize or sell such loans. The IB also purchases residential mortgage loans from the Firm’s mortgage

Confidential Treatment
Requested by JPMorgan Chase & Co.

company warehouse (Chase Home Finance’s held-for-sale portfolio) and from third parties with the intent to securitize or sell them. Approximately [Redacted] of the residential mortgages that are purchased by the IB are purchased from Chase Home Finance; the balance is purchased from third-party financial institutions. Both commercial and residential mortgages are classified as held-for-sale at origination/purchase date. [Redacted]

In addition to mortgage securitization activities, the IB also provides funding to loan warehouses established to facilitate the creation of Collateralized Loan Obligations (CLOs) by third parties. Pursuant to FASB Interpretation No. 46R, Consolidation of Variable Interest Entities, the Firm consolidates on the balance sheet the underlying loans purchased and held by the CLO warehouse; these loans are classified as held-for-sale at their purchase date. [Redacted]

•	Excess positions in a loan syndication
Borrowers often request to borrow an amount greater than any one lender is willing to lend. Therefore, it is common for a group of lenders to participate in a lending to a borrower. The shared lending arrangement may be accomplished by syndication. When JPMorgan Chase acts as a lead syndicator, it establishes a target hold position (i.e., the amount that JPMorgan Chase intends to hold in its accrual portfolio). Any amount of the loan that JPMorgan Chase retains above its target hold is referred to as an “excess position”. Excess positions are classified as held-for-sale at the syndication funding date, and the Firm actively pursues assignment of these loans to another lender.

[Redacted]

•	Commercial whole loan sales
As part of the Firm’s overall credit risk management strategy, the IB may sell originated loans from its credit portfolio. Originated loans are transferred to the held-for-sale category only when there is a formal plan to sell the loans in accordance with the March 2001 Interagency Statement on Certain Loans Held for Sale. See page 41 of the Firm’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “Annual Report”) for more information regarding the credit risk management strategy of the wholesale credit portfolio.

[Redacted]

•	Purchased non-performing loans
As part of the IB’s proprietary activities, the Firm purchases wholesale nonperforming loans with the intent to securitize or sell the loans after the loans have been “worked-out” (e.g., restructured, emerged from bankruptcy, etc.). These loans are classified as held-for-sale at the time of purchase.

Confidential Treatment
Requested by JPMorgan Chase & Co.

Total nonperforming loans classified as held-for-sale were $0.3 billion at December 31, 2005.
As noted by the Staff, the Firm has historically viewed its loan sales and loan securitization activities as investing in its Statement of Cash Flows and classified its loan activities, whether classified as held-for-sale at inception or subsequent to origination or purchase of the loans, consistently. The Firm notes that as a banking institution it does not have a classified balance sheet and records both accrual and held-for-sale loans as Loans on the Consolidated balance sheet. Accordingly, the Firm has used a consistent classification on its Statement of Cash Flows in order to present to the reader management’s view of investing activities. The Firm believes its presentation provides the reader with consistent and relevant information about cash receipts and cash payments related to the Firm’s overall lending and investing activities.

2.	Please tell us the composition of the line item “All other financing activities, net” for 2005.

For 2005, the line item “All other financing activities, net” is primarily composed of net cash flows from derivative transactions for which there was an other-than-insignificant financing element present at the inception of the transactions. These items are reported as financing cash flows in accordance with paragraph 37 of Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.
Note 26- Accounting for derivative instruments and hedging activities, page 123
3.	For each type of hedging relationship entered into during the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type of hedging relationship:
•	the nature and terms of the hedged item or transaction;

•	the nature and terms of the derivative instruments;

•	the specific documented risk being hedged;

•	the type of SFAS 133 hedge (fair value, cash flow, etc.); and

•	the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

Confidential Treatment
Requested by JPMorgan Chase & Co.

The Corporate, Retail Financial Services and Investment Banking segments are the only business segments within the Firm currently approved to apply hedge accounting under SFAS 133. The Firm’s hedge relationships are primarily limited to hedges of benchmark interest rate risk and foreign currency risk. Libor (applicable to each currency — US Dollar Libor, Euribor, etc) is the Firm’s consistent benchmark interest rate risk designation.

The following section describes in further detail information about the application of hedge accounting and the different hedge strategies currently employed by the Firm as of December 31, 2005 within those three business segments. Strategies with de minimus amounts of open hedges as of that date are not discussed below.

Corporate
The Chief Investment Office (CIO) within the Corporate segment is primarily responsible for managing the structural interest rate and foreign currency risk of the Firm. The types of hedge relationships within the Chief Investment Office are as follows (notional amounts are as of December 31, 2005):

[Redacted]

4.	Please tell us whether you use the short-cut method or matched terms for assuming no ineffectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133. If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

As noted in the prior response, the Firm primarily uses the shortcut method for fair value hedges of fixed-rate bullet-maturity long-term debt and certain fixed-rate bullet-maturity resale agreements. The Firm does not use the shortcut method for cash flow hedges.

In its use of the shortcut method for fair value hedges, the Firm ensures the following:
•	The notional amounts of interest rate swaps used as hedges match exactly the principal amounts of the interest bearing assets or liabilities being hedged.

•	The fair value of the interest rate swaps used as hedges are equal to zero at the inception of the hedge. The swaps do not include up-front cash payments or fees. If a swap includes a mirror image call or put, the premium is paid or received in the same manner in the swap as in the hedged item, either at inception or paid over the life.

Confidential Treatment
Requested by JPMorgan Chase & Co.

•	The fixed rates are the same throughout the terms of the swaps, and the floating rates are based on the same index and include the same constant credit spreads throughout the terms of the swaps. The floating rate index used is Libor (applicable to each currency).

•	The hedged items are generally not prepayable, as defined in paragraph 68.d. and DIG Issue E-6. However, in certain circumstances, the hedged items may include a simple embedded call or put. If so, this embedded option is mirrored in the interest rate swap such that the terms of the two call options match— including maturity, strike price, related notional amount, timing and frequency of payments, and dates on which the instruments may be called.

•	The index on which the variable leg of the swap is based is the Libor rate applicable to the currency of the hedge relationship, and therefore matches the benchmark interest rate designated as the interest rate risk being hedged.

•	The Firm limits is usage of the shortcut method to the simplest of hedge relationships, primarily fair value hedges of bullet maturity fixed-rate debt, and certain fixed-rate bullet maturity resale agreements. These instruments may also include a simple embedded call or put. The Firm does not apply the shortcut method to hedged items or hedging instruments with terms that are not typical of those instruments.

•	The expiration dates of the swaps exactly match the maturity dates of the respective interest-bearing assets or liabilities.

•	The hedges do not include floors or caps on the variable interest rate of the interest rate swap.

•	The intervals between swap repricing dates are generally three months or less, but are always less than six months.
The Firm does not utilize the “matched terms” approach as described in paragraph 65 in order to assume zero ineffectiveness for hedge strategies involving interest rate swaps. However, as discussed above, for certain hedge relationships where the Firm knows that the nature of the hedge relationship and hedge designation will not produce ineffectiveness, the Firm does not perform a quantitative measurement of hedge effectiveness, but performs a qualitative assessment.

However, in such cases, the Firm does document its qualitative assessment of hedge effectiveness. In addition, such qualitative assessments are limited to situations where the terms that derive fair value or cash flows changes align and where specific designation and hedge effectiveness measurement selections are made. For cash flow hedges, such designation and measurement would be made on a forward basis. For fair

Confidential Treatment
Requested by JPMorgan Chase & Co.

value hedges, such designation and measurement would be made on a spot basis. It is the combination of the alignment of the terms of the hedge instruments to the hedged items and the designation method that enables the Firm to assert that measurement under SFAS 133 would result in zero ineffectiveness.
*     *     *
This is to acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

/s/ Michael J. Cavanagh
Michael J. Cavanagh
Chief Financial Officer